Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GIFTWITH INC
8 Wight Pl
Tenafly, NJ 07670
https://www.giftcrowd.com

Up to $965,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GIFTWITH INC
Address: 8 Wight Pl, Tenafly, NJ 07670
State of Incorporation: DE
Date Incorporated: March 24, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Common Stock
Offering Maximum: $965,000.00 | 965,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

10% bonus shares to investors who invest over $10K

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GiftWith, Inc. (dba GiftCrowd) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Class B Common Stock at $1 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Please note every investor can receive one of the above perks but not both.*

The Company and its Business

Company Overview

GIFTWITH INC, a Delaware corporation doing business as "GiftCrowd," is an online group gifting solution, substituting an otherwise tedious experience with a hassle free online solution that addresses a very common need. The total group gifting market is estimated at approximately $20 billion annually in the US in 2021.

GiftCrowd's most popular use cases are (1) teacher gifting using GiftCrowd's first-of-its-kind solution for parent associations addressing the unique needs of a $5 billion market, (2) coaches and counselors gifting, and (3) gifting colleagues.

GiftCrowd makes it easy for anyone to start a gift and invite others to join while letting the gift recipient choose how to redeem their collected amount into over 130 types of gift cards.

GiftCrowd does not charge users any fees neither when they purchase gifts nor when they receive gifts. Instead, whenever gift recipients redeem their gift into gift cards, GiftCrowd is being paid by the merchant of the respective gift card. GiftCrowd is currently being offered exclusively in the US.

Competitors and Industry

According to Research and Markets, the total gift card and incentive card market in the U.S. was estimated at $156 billion in 2020. The market is projected to grow at a rate of 9.7% in 2021 to reach $171 billion, and at a rate of 8.8% annually between 2021-2025 to reach $239 billion.

Based on the company's internal research, the market of group gifting is roughly 12%

of the gifting market and is estimated at $20 billion annually in the US in 2021.

GiftCrowd has a few small competitors in the group gifting market. These include eGifter and HipChip.

eGifter is larger than GiftCrowd, but while they have initially focused on group gifting, they have pivoted since then and focus on selling online a large variety of gift cards.

HipChip is roughly the same size of GiftCrowd if not smaller. The Company believes that their user experience is inferior based on their user interface and that they charge fees for creating and participating in gifts.

Furthermore, GiftCrowd provides a teacher gifting solution that makes it possible for parents to gift the whole school staff. Not only that teacher gifting is a very significant portion of group gifting (roughly $5 billion annually based on the company's internal research), every school introduces GiftCrowd to hundreds and even thousands of users who then adopt GiftCrowd for a variety of use cases, beyond teacher gifting.

Current Stage and Roadmap

Giftcrowd.com has been up and running for over 4 years with a total revenue to date of over $3 million, out of which $1.8 million over the last 12 months.

GiftCrowd is in the process of introducing a new user Interface as well as additional payment options including PayPal and Venmo in Q3/21.

A MyCart option that will allow users of GiftCrowd's teacher gifting to join as many gifts as they want and be only charged once will be added in Q4/21.

GiftCrowd is planning to introduce a 2nd revenue stream through affiliate agreements with the brands it offers in Q1/22.

The Company’s efforts for the next few years will be focused on growing its userbase and volumes as well as adding revenue streams.

In 2022, GiftCrowd plans to introduce a 2nd product that will reuse the current technology to offer an innovative management solution for class moms.

The Team

Officers and Directors

Name: Eshed Doni

Eshed Doni's current primary role is with New Century Health. Eshed Doni currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Founder

Dates of Service: March 24, 2015 - Present
Responsibilities: Overall management, strategy. Mr. Doni currently does not take a salary. He currently owns 47% of the company.

Other business experience in the past three years:

- **Employer:** Unite Us
  Title: VP of Products
  Dates of Service: October 15, 2017 - November 30, 2020
  Responsibilities: Product strategy, building and leading the company's product team.

Other business experience in the past three years:

- **Employer:** New Century Health
  Title: VP Product and Strategy
  Dates of Service: December 07, 2020 - Present
  Responsibilities: Product strategy, lead the company's product team

Name: Guy Praisler

Guy Praisler's current primary role is with Mejix. Guy Praisler currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 15, 2021 - Present
  Responsibilities: Oversee the engineering activities, make technical design and architecture decisions. Guy does not currently take a salary or equity compensation for his role.

Other business experience in the past three years:

- **Employer:** Mejix
  Title: Partner
  Dates of Service: June 01, 2008 - Present
  Responsibilities: Building digital products for startups and Global 500 companies. Build and train product teams that deliver our customers' dreams. Consult companies in the foodservice, health industry, apparel, and logistics.

Other business experience in the past three years:

- **Employer:** Dine Market

Title: Co-Founder
Dates of Service: March 01, 2015 - Present
Responsibilities: General management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online gifting. Our revenues are therefore dependent upon the market for online gifting.

Minority Holder; Securities with Voting Rights
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that GiftCrowd is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including our gift card merchants and aggregators, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

Future competition
We might have to compete with larger, established companies who will develop competing products. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eshed Doni	2,728,554	Class A Common Stock	47.09
Einat Doni Stelzer	1,465,100	Class A Common Stock	25.28
Real Life Innovations I, LP (Uri Zilberman and Ofer Shapiro who are managing the LP)	419,676	Class A Common Stock	20.14
Real Life Innovations I, LP (Uri Zilberman and Ofer Shapiro who are managing the LP)	747,500	Series Seed Preferred Stock	20.14

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 965,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 5,500,000 with a total of 4,613,331 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 1,500,000 with a total of 433,550 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 433,550 of shares to be issued pursuant to stock options, reserved but unissued.

<u>Voting Rights of Securities Sold in this Offering</u>

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 760,000 with a total of 747,500 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

<u>Conversion</u>

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock.

<u>Liquidation Preferences</u>

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, holders of Preferred Stock will be paid out of the funds and assets available for distributions to stockholders before any payment is made to holders of Common Stock.

<u>Dividend Rights</u>

The Corporation shall declare all dividends pro rata on the Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

What it means to be a minority holder

As a minority holder of Class B Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 755,200
  Use of proceeds: Development of the solution
  Date: December 13, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $14,000.00
  Use of proceeds: Development and marketing. These SAFEs have since been converted.
  Date: November 06, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 427,594
  Use of proceeds: Development and marketing
  Date: January 26, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

1. All the SAFE notes were fully converted by their respective holders

2. Every share has been split to 14,950 shares

Year ended January 31, 2021 compared to year ended January 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,448,784 roughly 320% higher than fiscal year 2020 revenue of $343,076. This growth was the result of growth both in the schools market and the individuals market.

Cost of Sales

Cost of sales in fiscal year 2021 was $1,220,500, an increase of roughly 296% from costs of sales of $307,500 in fiscal year 2020.

Gross Margins

Gross profit in 2021 increased by $192,700 over 2020 gross profit which was $35,576, and gross margins as a percentage of revenues increased from 10.3% in 2020 to 15.7% in 2021. This improved performance was caused by higher discounts provided by merchants and higher volumes of gift cards that provide higher discounts.

Expenses

The Company's expenses (excluding cost of sales), consist mainly of, among other things, payment for software development services and marketing (email campaigns, social media). Expenses remained almost flat between 2020 and 2021 ($26,338 and $25,687, respectively) with marketing costs, being the only expenses that grew year-over-year.

Historical results and cash flows:

The Company is currently in the beginning of its growth stage and is generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as one of the main goals of the current raise are to start paid advertisement which we have not done so far, and if this investment is successful, our growth rates are expected to grow significantly.

This is in addition to new revenue streams that we are planning to add. Our goal is to grow our top line revenue by 300-500% annually in the next 3-4 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of June 2021, the Company has capital resources available in the form of $300,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations but will enable us to significantly accelerate our growth. In case our Reg CF campaign is unsuccessful, the company has been profitable for the last 2 years and can survive using its own funds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 25% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As GiftCrowd is already profitable, its survivability does not depend on this raise. However, we believe that the raise will enable the company to accelerate its growth and accumulate significant market share.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate in perpetuity based on a current monthly burn rate of $12K for expenses related to R&D and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

As GiftCrowd is already profitable, its survivability does not depend on this raise. However, we believe that the raise will enable the company to accelerate its growth and accumulate a significant market share.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate in perpetuity based on a monthly burn rate of $60K a month in the first 24 months for expenses related to R&D and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,794,381.00

Valuation Details:

GIFTWITH INC (dba "GiftCrowd") set its valuation based on a DCF analysis, along with several other factors.

1. GiftCrowd has increased its revenues by 320% YoY between 2020 and 2021. For our DCF analysis, we have estimated YoY growth of 300% between 2021 and 2022 and between 2022 and 2023, growth that will result with projected revenues of $2.8 million, $8.8 million and $27.2 million in 2021, 2022 and 2023 respectively. Based on our historic growth and on the planned increased advertising and marketing, we feel that 300% annual growth is a conservative estimate. Using the DCF valuation methodology with 20% annual interest rate to reflect the risk, GiftCrowd's current valuation is $5.8 million.

2.The company management team has a track record of building and exiting profitable companies. Eshed Doni is the founder of App2Go (acquired by Mail-bit) and SendM, an innovative provider of a mobile group messaging solution. Additionally, Eshed Doni built the product and product team at Unite Us, growing the company from a 20 employee start up to a Unicorn status. Guy Praisler is the founder of Devix (acquired), Dine Market,a leading e-commerce marketplace for restaurants retailers, and Mejix.

3. The company is debt-free with a clean and straightforward cap table.

4. The company is leading a new multi-billion market segment and is expected to generate millions of dollars of net profit within the next 2-3 years, using the crowdfunding round to fuel its growth. The TAM for group gifting in the US is roughly $20 billion and GiftCrowd plans to use the raise to fuel its advertising and marketing activities, focusing specifically on promoting GiftCrowd's teacher gifting solution to the roughly 100,000 Parent Associations in the US as well as to individual users via advertising through social networks. Based on GiftCrowd's past growth which was achieved mainly through word of mouth, the planned advertising efforts will yield

500-1000% annual growth.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, and any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  95.0%
  Paid advertising via Facebook, SEO and advertising targeted at Parent Associations

- *G&A*
  1.5%
  Ongoing expenses

If we raise the over allotment amount of $965,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  60.0%
  Paid advertising via Facebook, SEO and advertising targeted at Parent Associations

- *Research & Development*
  14.5%
  Add capabilities requested by customers, integrate with additional gift card vendors to expand the gift card selection, add revenue generating product capabilities, introduce a new innovative management solution for class moms

- *Operations*
  2.0%
  Accelerate the pace of building Parent Associations contacts database

- *Company Employment*
  20.0%
  Hire a Chief Revenue Officer to lead the company's sales, hire a business development manager

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than May 31 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.giftcrowd.com (https://www.giftcrowd.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/giftcrowd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GIFTWITH INC

[See attached]

GIFTWITH INC.

(a Delaware corporation)

Unaudited Financial Statements

For the fiscal years ended January 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 4, 2021

To: Board of Directors, GIFTWITH INC.

Re: FYE2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of GIFTWITH INC. (the "Company"), which comprise the balance sheets as of January 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the fiscal year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

GIFTWITH LLC
BALANCE SHEET
As of January 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**FYE2021**	**FYE2020**
Current Assets		
Cash and cash equivalents	$ 252,213	$ 50,552
Total current assets	252,213	50,552
Fixed assets, net	936	0
Total Assets	$ 253,149	$ 50,552
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
None	$ 0	$ 0
Total Current Liabilities	0	0
SAFE instruments	89,000	89,000
Total Liabilities	89,000	89,000
SHAREHOLDERS' EQUITY		
Common stock (2,600 shares of $0.0001 par value, 2,600 and 2,600 shares issued and outstanding)	0	0
Additional paid-in capital	25,000	25,000
Retained earnings (deficit)	139,149	(63,448)
Shareholders' Equity	164,149	(38,448)
Total Liabilities and Shareholders' Equity	$ 253,149	$ 50,552

GIFTWITH LLC
STATEMENT OF OPERATIONS
For the Fiscal Years Ended January 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	FY 2021	FY 2020
Revenues, net	$ 1,448,784	$ 343,076
Cost of sales	1,220,500	307,500
Gross profit	228,284	35,576
Operating expenses		
Marketing	8,434	4,670
Software development	10,010	9,355
Other general and administrative	7,239	12,313
Total operating expenses	25,687	26,338
Net Operating Income (Loss)	202,597	9,238
Tax (provision) benefit	–	–
Net Income (Loss)	$ 202,597	$ 9,238

GIFTWITH LLC
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Fiscal Years Ended January 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock # shares	Common Stock $ value	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance as of February 1, 2019	**2,600**	**$ 0**	**$ 25,000**	**$ (72,686)**	**$ 27,314**
Net Income (Loss)				9,238	9,238
Balance as of January 31, 2020	**2,600**	**$ 0**	**$ 25,000**	**(63,448)**	**$ (38,448)**
Net Income (Loss)				202,597	202,597
Balance as of January 31, 2021	**2,600**	**$ 0**	**$ 25,000**	**$ 139,149**	**$ 164,149**

GIFTWITH LLC
STATEMENT OF CASH FLOWS
For Fiscal Years Ended January 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	FY 2021	FY 2020
Operating Activities		
Net Income (Loss)	$ 202,597	$ 9,238
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
Decrease in deposits	0	4,425
Net cash used in operating activities	202,597	13,663
Investing Activities		
(Purchase) of fixed assets	(936)	0
Net cash used in operating activities	(936)	0
Financing Activities		
None	0	0
Net change in cash from financing activities	0	0
Net change in cash and cash equivalents	201,661	13,663
Cash and cash equivalents at beginning of period	50,552	36,889
Cash and cash equivalents at end of period	$ 252,213	$ 50,552

NOTE 1 – NATURE OF OPERATIONS

GIFTWITH LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of Delaware on March 24, 2015. The Company provides an online platform for group gifting.

Since inception, the Company has relied on issuing securities and revenue from product sales to fund its operations. As of January 31, 2021, the Company had recently become profitable but may incur additional losses prior to generating positive working capital. These matters may raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of January 31, 2021 and 2020, the Company had $252,213 and $50,552 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of January 31, 2021 and 2020, the Company had $936 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the marketing and sale of its gift card services.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and recently became profitable. The Company's ability to continue is dependent upon management's plan to continue profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND LIABILITIES

The Company has issued three simple agreements for future equity ("SAFE instruments"), which, under the principles of US GAAP are classified as non-current liabilities. The total amount received by the Company under these SAFE instruments was $14,000. The SAFE instruments convert to equity at an 80 percent discount and with a valuation cap of $1,500,000. The SAFE instruments will be converted to equity as part of the Regulation CF securities offering discussed in Note 9.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended January 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently subject to any pending litigation.

NOTE 7 – EQUITY

The Company has 2,600 shares of stock authorized. All shares are issued and outstanding. As discussed in Note 9, the Company is undergoing a stock split that will change the number of shares authorized and issued in a prorata fashion.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

Planned Stock Split
The Company is planning a 1 for 14,950 split of its common stock.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through June 4, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GiftCrowd Inc.

The most convenient way to group gift


GiftCrowd
Buying gifts together
Hassle Free Group Gifting

Website | Tenafly, NJ | CONSUMER PRODUCTS

GiftCrowd was early to identify the need for an online group gifting solution, replacing a non-digital cumbersome process. GiftCrowd maintains the emotional aspects of group giving and receiving while providing users with a hassle-free experience.

$0.00 raised

0 Investors	$5.79M Valuation
$1.00 Price per Share	$100.00 Min. Investment
	Equity Offering Type
$965K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- An early mover in a $20 billion blue ocean market
- Offers first-of-its-kind teacher gifting solution
- Customer loyalty with many repeating customers

THE PROBLEM

Group Gifting Can be Painful

Purchasing gifts as a group is cumbersome, often leaving someone in the position of...

- Sending numerous reminders
- Collecting cash, carrying change
- Not knowing what the gift recipient wants as a gift

This frustrating process can often take away from the experience of giving a gift to someone who deserves it - like a great teacher, or hard working colleague, turning an experience that should be fun, into a headache.

Group Gifts Look Super Fun, Right?




THEY ARE !

Until You Have To Deal With



Trying to figure out what to get

+



Trying to get paid back


POP!

THE SOLUTION

Hassle-Free Group Gifting

GiftCrowd provides a social gifting experience - bringing together individuals and letting them gift and greet as a group, while maintaining the stress-free, fulfilling experience of gifting.


www.giftcrowd.com

We do this by taking care of the whole group gifting process including:

- Collecting money
- Sending reminders
- Providing personalization capabilities to maintain the personal touch
- Sending thank you notes by gift recipients and letting the recipient choose the gift they want from more than 130 brands

THE MARKET

A Giving Market

The gifting market is expected to grow at a CAGR of 9.7% to reach a projected $171 billion in 2021 (Source).

Out of that, we estimate that $20 billion are spent annually on group gifts. With 130,930 K-12 schools around the country, the sub category of teacher gifting accounts for $5 billion.


Annual U.S. Gifting Market ($B)
180
160
140
120
100
80
60
40
20
0
06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21

$171 B
in 2021
Annual gifting market in the U.S. at 9.7% CAGR

$20 B
Annual group gifting market in the U.S.

**Source*

This large market is probably because the average American family participates in 10 group gifts a year, gifting:

- Teachers
- Coaches
- Work Colleagues
- Friends
- Kids Friends

OUR TRACTION

We're Gifted in Growth

GiftCrowd experienced tremendous growth of **320%** YoY in 2020 and continues to grow in 2021.

$3.21M
Lifetime Revenue

46K+
Users

37K+
Gifts

WHAT WE DO

We Make Group Gifting Easy

And here's how it works:

1. Anyone can start a gift and invite others to join
2. Gift participants use credit/debit cards to add their contribution and can include a personal greeting
3. The gift recipient chooses how to use the collected amount by redeeming it into more than 130 types of gift cards

And it's as simple as that - the recipient enjoys a gift of their choice, while you sit back, relax, and enjoy hearing others singing your praises (they don't know how easy this was).

Using GiftCrowd is a Breeze

1. Start A Gift

Enter a few quick details about the gift, who it's for, and when it should be delivered

2. Contribute

Put as much or as little as you'd like toward the gift, and leave a message for the recipient

3. Invite Others

Invite others to also leave a message and chip in for the gift

4. Send the Gift

The total contributed is delivered to the recipient, who can choose where and how to spend it

Gift From Thousands of Brands



Fruit Bouquets


GameStop
POWER TO THE PLAYERS

GameStop


GANDER

Gander Outdoors


GAP

Gap


BANANA REPUBLIC
GAP
ATHLETA
OLD NAVY

Gap Options


Global Hotel Card
Powered by
expedia group
partner solutions
Includes private homes and vacation rentals

Global Hotel Card

Making GiftCrowd Perfect for Any Gifting Occasion

Chloe's Birthday



$220 Gifted

$160 at GAP getting ready for summer
$60 at GameStop for a Nintendo game

THE BUSINESS MODEL

Our Revenue Streams

The average gift contribution is $20.18 with the average annual revenue per customer being around $42.63. The current average gross margin is 6% with plans to double that in 2021-2022.

$20.18 Avg. Gift Contribution

$42.63 Avg. Revenue/ Customer

6% Avg. Gross Margin

GiftCrowd has 3 revenue streams that will reach together 12-15% gross margins:

1. Whenever GiftCrowd gift recipients redeem their gift balance into gift cards, GiftCrowd earns 6-16% commission from the respective vendor

2. GiftCrowd will get 5-15% affiliate commission from its vendor partners

3. GiftCrowd will allow gift participants to print their personal greeting professionally in Walgreens, granting GiftCrowd a commission for every print

HOW WE ARE DIFFERENT

Superior Convenience

Our competitors have failed gaining traction with group gifting because of going for complex models full of hidden fees, and unnecessary steps.

That's why our emphasis has been to keep it simple, focusing instead on:

- Superior straightforward user experience. We do not require gift participants to even sign up. Only after they join a gift and see the benefits of GiftCrowd we offer them to sign up to save time the next time.
- Fee free - we are not charging any fees neither to gift participants not to gift recipients.

We also have a one of its kind unique solution for teacher gifting - the largest segment of the group gifting market.

Here's more on how GiftCrowd helps teachers.

Teacher Gifting Market

$5B+ Annual Market

50.6M Students

131K K-12 Schools

GiftCrowd Teacher Gifting

Proprietary Solution

GiftCrowd developed a proprietary teacher gifting solution with high stickiness

Conversion

Parents are the most significant target audience of GiftCrowd's and convert to other user cases. Parents also used GiftCrowd to gift colleagues at work, sport coaches, friends, & more.

<$1 Per User A.C.

Selling through the PTA/PTO minimizes Customer Acquisition Cost

How It Works



My School Gifting Page

To join a gift, please click the Join button next to the teacher/staff member name.
Gift recipients will be able to see the list of participants who joined their gift but not the individual contribution of every participant.

Principal	Ms. Wentz	Join
Assistant Principal	Ms. Foles	Join
School Secretary	Ms. Ajayi	Join
Data Manager	Ms. Long	Join
Receptionist	Ms. Ertz	Join
Guidance Counselor	Mr. Sudfeld	Join
School Psychologist	Mr. Jones	Join
School nurse	Ms. Blount	Join
Pre-K	Ms. Jeffery	Join
Pre-K	Ms. Cox	Join
Pre-K assistant	Ms. Jenkins	Join
Pre-K assistant	Ms. Elliott	Join
Pre-K assistant	Ms. Sproles	Join
Kindergarten	Ms. Clement	Join
Kindergarten	Ms. Agholor	Join
Kindergarten	Ms. Johnson	Join

1. The PTA/PTO uses a simple self-service form to enter the teachers and other staff members list - a gifts page is created

2. Parents can join gifts by clicking the join button next to the teachers name

3. The PTA/PTO can easily reuse the list for other gifting events, and easily make changes to keep the lists up-to-date

4. The PTA/PTO has visibility into the gift collection and gift claiming status

**Source*

THE VISION

Your Go-To Gifting

GiftCrowd is hoping to become the go-to website for group gifting due to its intuitive user experience, comprehensive gifting functionality, zero-fees policy and proven vitality. Similar to group messaging apps that are being heavily used for 1:1 messaging, GiftCrowd's goal is to be used for 1:1 gifting due to its intuitive online experience and the gift recipient's ability to choose the ideal gift they want to send. This feature has the potential to expand GiftCrowd's Total Addressable Market from $20 billion to $170 billion.



OUR LEADERSHIP

A Gifted Team

Our team is successful because we live our market and work with and for users to maximize the value GiftCrowd provides them - optimizing their user experience.

Meet the team behind the mission.



ESHED DONI
Founder & CEO



Guy Praisler
CTO



OFER SHAPIRO
Investor & Advisor



URI ZILBERMAN
Investor & Advisor

WHY INVEST

GiftCrowd is Here for You

We believe GiftCrowd is the first company to provide a solution to a very common need. We have proved our product-market fit with high retention rate and consistent solid growth.

Overall, GiftCrowd is:

- Early to a multi-billion market
- The most convenient way to gift as a group
- In our opinion, a superior user experience compared to its competitors
- Proven vitality both organic and via word-of-mouth

So give yourself the gift of joining us.


Invest In Hassle Free Group Gifting
Because giving gifts should be as easy as receiving them

March 2015

GiftCrowd is founded

GiftCrowd was founded in March 2015. As we did not own the GiftCrowd domain yet, at this stage we were contemplating various names including WeGift and GyftCrowd

October 2016

First beta version goes live

The first beta version went live just on time for Eshed's twins birthday and they ended up being among the first gift recipients through a gift arranged by the mother of one of their close friends

December 2016

A request to create a teacher gifting solution is made

Soon after our beta version went live, we were requested by a local school to help with their holidays teacher gifting. We hacked a solution that taught us that this market niche has huge potential

March 2017

GiftCrowd goes live

After analyzing and implementing the many feedbacks we got for our beta version, e.g. removing the need for gift participants to sign up, GiftCrowd went live!

May 2017

GiftCrowd's teacher gifting solution goes live

GiftCrowd's teacher gifting solution addressed the unique needs of teacher gifting making it easy for parent associations to arrange gifts for the whole school staff

December 2017

The 1000th gift is purchased on GiftCrowd

It took us over a year to get to 1000 gifts and then another year to get to 5000. The pace has been continuously accelerating since then

April 2018

Parent association administration capabilities are rolled out

Starting in December 2017, we made our teacher gifting completely self-service for parent associations, significantly improving our operational scalability

December 2019

The 10,000th user joins

It took us over 2 years to reach 10,000 users but then it took us less than 6 months to reach 20,000

December 2020

Covid has given us a strong tailwind

2020 was a record year for us with 340% year-over-year sales growth as users recognized GiftCrowd was the best way to gift while socially distanced. These users continued to use GiftCrowd post covid

In the Press

SHOW MORE

Meet Our Team



Eshed Doni

CEO, Director, and Founder

Eshed is a 3rd time founder. Prior to GiftCrowd, he founded App2Go (acquired by Mailbit), an early provider of non-gaming mobile applications and SendM, the first mobile group messaging solution.

Eshed brought over 20 products from ideation to commercial deployment. Eshed specializes in marrying unmet needs with technology and is experienced with building and growing solutions and teams from inception to global commercial implementations.

At GiftCrowd, Eshed is leading the commercial and business development in addition to an overall oversight.



Guy Praisler

CTO

Guy is a serial entrepreneur who specializes in building and growing web solutions from inception to global implementations.

Guy is the founder of Devix, a B2C ecommerce platform that generated sales of over $4 billion. Guy is also the founder of Envite, an apparel flash sales site (acquired by to Bluefly). Later on, Guy founded Mejix, which is a developer of Web and Mobile solutions and Dine Market, a B2B restaurants and food suppliers marketplace.

Guy holds a CS degree from Boston University and an MBA from NYIT.

At GiftCrowd, Guy oversees the software development efforts including the software design and architecture.

Guy's primary occupation is being a Partner at Mejix. He works as a CTO for GiftCrowd 15 hours per week.



Ofer Shapiro

Investor & Advisor

Ofer is a named inventor of 80 patents, a World Economic Forum Technology Pioneer and a Wall Street Journal Innovation award winner. Ofer is the Co-Founder of Vidyo and served as the company's CEO for over a decade.

At GiftCrowd, Ofer advises on commercial and go-to-market strategies.



Uri Zilberman

Investor & Advisor

Uri is an expert in web, e-commerce and internet solutions. Uri served as the president of RAD Data Communication which is a corner stone of the $3 billion RAD Group.

At GiftCrowd, Uri advises on marketing and go-to-market strategies.

Offering Summary

Company	GIFTWITH INC
Corporate Address	8 Wight Pl, Tenafly, NJ 07670
Offering Minimum	$10,000.00
Offering Maximum	$965,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	:	Equity
Security Name	:	Class B Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	965,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$5,794,381.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

10% bonus shares to investors who invest over $10K

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

GiftWith, Inc. (dba GiftCrowd) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any Class B Common Stock at $1 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Please note every investor can receive one of the above perks but not both.*

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Eshed Doni:
I am Eshed Doni, and I am the founder and CEO of GiftCrowd, a solution that makes group gifting as easy as possible. I started GiftCrowd after, on a couple of occasions, I ran into the complexities of trying to purchase gifts together with others. I remember that once I was trying to arrange a gift for one of my kids' teachers, and the process was so cumbersome and so time-consuming. And when I was trying to find an online solution that does that, I was shocked to see that there was no adequate solution that addressed a pretty common need.

Eshed Doni:
The overall gifting market in the US in 2021 is estimated at $171 billion. Out of that, roughly $20 billion represent the market for group gifting, and GiftCrowd is the first company to provide a comprehensive group gifting solution. When I say comprehensive, I mean that we're not just taking care of the monetary transaction, but we have converted all of the emotional and psychological aspects of gift giving and gift receiving into the digital online world.

Eshed Doni:
GiftCrowd was the first to build a solution basically allowed anyone to go to our website, easily start a gift, invite others to join with every gift participant adding their contribution, as well as a personal greeting and at the end of all of that, the gift recipient gets to choose, out of over 130 different brands that we work with, how they would like to get their gift.

Eshed Doni:
We started with a consumer solution and pretty early on, we were requested to also build a solution that addresses the specific needs of teacher gifting so that we could help parents' associations at schools arrange gifts for all of the school staff.

Eshed Doni:
With over 100,000 schools in the US, teacher gifting is roughly $5 billion a year. And GiftCrowd has already been working with several hundreds of schools around the country to support their teacher gifting, both during the holidays, as well as towards the end of the school year.

Eshed Doni:
Over the last decade, many individuals have shifted a lot of their shopping online. At the same time, many of their social interactions are also happening online. And with gifting being basically a combination of shopping and social, I don't feel that there's really a question of whether gifting will move online. The only question is when this will happen.

Eshed Doni:
Based on our steady growth that has just been accelerated by COVID, we strongly believe that the time is now. Investing in GiftCrowd is a unique opportunity to join a market leader in a gigantic market of $20 billion after we have spent the last four years working with our users to

optimize our user experience and product market fit. I do hope that you will choose to support our campaign, and I will be glad to answer any questions that you might have.

"The Solution" Section Video

For a birthday party of my son's friend, I thought it would be a great idea to get other moms to buy into a collective gift, and everyone thought it was a great idea. I let them know that if we all pitched in 15 to 20 dollars then we could get him something nice. I went to the store spent $150 on the gift and felt confident about getting the money back. Little did I know the nightmare that it would be. I had to chase down all the moms for their share of the gift. One even wrote me a check. I don't have time to cash a check at the bank. Someone gave me big bills, and I had to find change and others had forgotten about it all together. I was exhausted trying to get paid back for the gift. Later that week, a friend mentioned a website called GiftCrowd, and that I should check it out. GiftCrowd lets you invite others to contribute to a collective gift, and everyone pays what they want. Then, on a selected date, the gift can be redeemed by the birthday boy as a gift card to several stores and websites like Amazon, Toys 'R Us, or GameStop. They can even read individual notes delivered by each giver. I now use GiftCrowd to give to teachers, coaches, parties, showers, and even holidays. What a solution. I now no longer have to embarrass myself or get tired running around collecting checks.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:47 PM 07/26/2021
FILED 01:47 PM 07/26/2021
SR 20212789589 - File Number 5715964

CERTIFICATE OF AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION FOR GIFTWITH INC

a Delaware corporation

The undersigned, Eshed Doni, hereby certifies as follows:

1. He is the Chief Executive Officer of Giftwith Inc, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on March 24, 2015, and restated on December 13, 2016.

3. Article III of the Restated Certificate of Incorporation is hereby amended to replace the definition of "Original Issue Price" to "means $0.0668896 per share for the Series Seed Preferred Stock."

4. Article V of the Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 7,760,000 shares, consisting of (a) 7,000,000 shares of Common Stock, $0.00001 per share, 5,500,000 of which are designated "Class A Common Stock", and 1,500,000 of which are designated "Class B Common Stock" and (b) 760,000 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**".
>
> Simultaneously with the effective date of this Certificate of Amendment, (A) each one (1) share of Class A Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment, is hereby split, subdivided and changed into Fourteen Thousand Nine Hundred and Fifty (14,950) fully paid and nonassessable shares of Class A Common Stock, (B) each one (1) share of Class B Common Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of Amendment is hereby split, subdivided and changed into Fourteen Thousand Nine Hundred and Fifty (14,950) shares of Class B Common Stock, and (C) each one (1) share of Series Seed Preferred Stock issued and outstanding immediately prior to the effective date of the filing of this Certificate of

Amendment is hereby split, subdivided and changed into Fourteen Thousand Nine Hundred and Fifty (14,950) shares of Series Seed Preferred Stock."

4. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

5. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

5. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

7. Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Giftwith Inc, has caused this certificate to be signed by Eshed Doni, its Chief Executive Officer, this 14th day of July, 2021.

By: ______________________________

Eshed Doni, Chief Executive Officer